Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, New York 10019

August 18, 2025

CONFIDENTIAL

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Benjamin Holt
Pamela Long
Division of Corporation Finance
Office of Real Estate & Construction

M3-Brigade Acquisition VI Corp.
Registration Statement on Form S-1
Filed on August 4, 2025
File No. 333-289225

Ladies and Gentlemen:

On behalf of our client, M3-Brigade Acquisition VI Corp., a Cayman Islands exempted company (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended (the “Securities Act”), and the rules and regulations promulgated thereunder, we file in electronic form the accompanying Amendment No. 1 to Registration Statement on Form S-1 of the Company (the “Registration Statement”), marked to indicate changes from the Registration Statement on Form S-1 which was filed with the Securities and Exchange Commission (the “Commission”) on August 4, 2025.

The Registration Statement reflects the responses of the Company to the comments received from the Staff of the Commission (the “Staff”) in a letter, dated August 14, 2025. For your convenience, references in the responses to the page numbers are to the marked version of the Registration Statement and to the prospectus included therein.

The Company has asked us to convey the following as its response to the Staff:

Cover Page

1.	We note your response to prior comments 2 and 4. As you have disclosed that there may be adjustments to the number of Class B shares at the time of the offering in connection with a change in the offering size pursuant to Rule 462(b), please address whether such adjustments may result in a material dilution of the purchasers' equity interests, as requested in prior comment 4.

Response to Comment 1

The Company acknowledges the Staff’s comment and has revised the Cover Page and pages 24, 102, and 172.

Summary, page 1

2.	We acknowledge your response to prior comment 5. Where you discuss the support that each of M3 Partners and Brigade will provide, please expand your disclosure to clarify whether they will be paid any consideration in exchange for their support. Also clarify whether there is or will be any agreement or understanding pursuant to whichM3 Partners and Brigade are or will be committed to provide their services or the services of their officers, directors or employees to you. In this regard, we note the statement on the M3-Brigade website stating that neither M3 Partners nor Brigade is a sponsor or manager of any of the M3-Brigade SPACs and neither shall have responsibility or liability with respect to M3-Brigade SPACs.

Response to Comment 2

The Company acknowledges the Staff’s comment and has revised the disclosure for clarity. Please see pages 2, 3, 4, 94, 112, and 113.

3.	We note your disclosure on page 18 that you may approve an amendment or waiver of the letter agreement that would allow the sponsor to directly, or members of your sponsor to indirectly, transfer founder shares and private placement warrants or membership interests in your sponsor in a transaction in which the sponsor removes itself as your sponsor before identifying a business combination. Please clarify whether M3 Partners and Brigade would be expected or required to continue to offer their services in support of an initial business combination in the event of the sponsor's removal. Please also add risk factor disclosure as appropriate.

Response to Comment 3

The Company acknowledges the Staff’s comment and has revised the disclosure for clarity. Please see pages 18, 81, and 127.

4.	We note your response to prior comment 6 that M3 Partners and Brigade may be affiliates or promoters. Please revise the discussion on pages 2 and 112 of the prior SPAC experience of the team that organized each of the Prior SPACs to clarify whether M3 Partners and Brigade provided or continue to provide support and services to the Prior SPACs similar to what they will provide to you. Regarding the Fifth SPAC, please clarify whether M3 Partners and Brigade continued in this capacity after the sponsor sold its interest to an unaffiliated third party. We note your disclosure that Mr. Meghji and Mr. Perkal continue to serve on the board of directors of Fifth SPAC. Please see Item 1603(a)(3) of Regulation S-K.

Response to Comment 4

The Company acknowledges the Staff’s comment and has revised the disclosure for clarity. Please see pages 2 and 112.

* * * * *

Any questions or notifications with respect to this letter should be directed to the undersigned at (212) 373-3309.

Very truly yours,

/s/ Raphael M. Russo

Raphael M. Russo, Esq.

cc:	Paul, Weiss, Rifkind, Wharton & Garrison LLP
David A. Huntington

M3-Brigade Acquisition VI Corp.
Mohsin Meghji
Charles Garner
Matthew Perkal

Ellenoff Grossman & Schole LLP
Douglas Ellenoff
Stuart Neuhauser

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